Exhibit 4.1

telenet

Telenet Bidco NV

HR Mechelen 89835

Enterprise No. 0473416418

7 May 2008

To:	BNP Paribas as Facility Agent under the Facilities Agreement (as defined below)

Dear Sirs,

€2,300,000,000 Facilities Agreement between (among others): Telenet Bidco NV (as Original Borrower), ABN Amro Bank N.V., BNP Paribas S.A. and J.P. Morgan Pic (as Mandated Lead Arrangers), BNP Paribas (as Facility Agent) and KBC Bank NV (as Security Agent) dated 1 August 2007 as amended and restated on 22 August 2007, 11 September 2007, 8 October 2007 and 19 November 2007 (the “Facilities Agreement”)

We refer to the Facilities Agreement. Terms defined in the Facilities Agreement have the same meaning when used in this letter. This letter is designated a Finance Document.

We are writing this letter to request the consent of the Majority Lenders to certain amendments to the Facilities Agreement pursuant to clause 26 (Amendments and waivers) thereof.

We request that:

1.	the Majority Lenders agree that paragraph (l)(iii) of the definition of “Permitted Financial Indebtedness” in subclause 1.1 (Definitions) of the Facilities Agreement be deleted and replaced with the following:

“(iii)	any other Finance Leases or guarantees thereof in respect of any assets leased by any member of the Group entered into in the ordinary course of trade of the Group in a maximum aggregate amount of €100,000,000 (provided that the maximum aggregate amount which may be incurred to fund capital expenditure other than in respect of the business acquired pursuant to the Interkabel Acquisition shall be €50,000,000);”; and

2.	the Majority Lenders agree that the following shall be inserted as a new definition in clause 1.1 (Definitions) of the Facilities Agreement in alphabetical order:

“Interkabel Acquisition means (1) the acquisition by a member of the Group of the analogue and digital television business (including customer base) and certain or all assets related to this business and/or (2) the lease by a member of the Group of certain assets related to this business from:

•	Provinciale Intercommunale Elektriciteitsmaatschappij van Limburg Interelectra (INTERELECTRA) and Intermedia (INTERMEDIA);

•	West-Vlaamse Energie- en Teledistributiemaatschappij (WVEM);

•	Provinciale Brabantse Energiemaatschappij (PBE);

•	Interkommunale voor Teledistributie van het Gewest Antwerpen (Integan);

•	Interkabel Vlaanderen CVBA; and

•	IN.DI.”

telenet

3.	the Majority Lenders agree that the definition of ‘Total Debt’ in clause 1.1 (Definitions) of the Facilities Agreement be deleted and replaced with the following:

“Total Debt means, at any time, the principal amount outstanding at that time of all Consolidated Total Borrowings of Super Holdco and its Subsidiaries but excluding:

(a)	Subordinated Shareholder Loans; and

(b)	the capitalised element of indebtedness under the Clientele Fees and the Annuity Fees, any Finance Lease entered into as at the date of this Agreement; and

(c)	any indebtedness incurred under the network lease entered into in connection with the Interkabel Acquisition up to a maximum aggregate amount of €195,000,000.”.

The Company (for itself and on behalf of each Obligor) with effect from the date on which the Facility Agent returns a duly executed consent letter in the attached form (the “Consent Letter”), confirms that any security or guarantee created or given by an Obligor under a Finance Document will continue to extend to the liabilities and obligations of the Obligors to the Finance Parties under the Finance Documents as amended by this letter and the Consent Letter.

If you agree with the above, please sign and return the attached form of consent letter on or before 5.30pm in London on 22 May 2008.

Yours faithfully,

/s/ D. Sickinghe	/s/ R. Berckmoes
D. Sickinghe CEO	R. Berckmoes CFO

Telenet Bidco NV

For itself and on behalf of each Obligor

FORM OF CONSENT LETTER

[ON LETTERHEAD OF BNP PARIBAS]

_________, 2008

To:	Telenet Bidco NV

Dear Sirs,

€2,300,000,000 Facilities Agreement between (among others): Telenet Bidco NV (as Original Borrower), ABN Amro Bank N.V., BNP Paribas S.A. and J.P. Morgan Pic (as Mandated Lead Arrangers), BNP Paribas (as Facility Agent) and KBC Bank NV (as Security Agent) dated 1 August 2007 as amended and restated on 22 August 2007,11 September 2007, 8 October 2007 and 19 November 2007 (the “Facilities Agreement”)

We are writing this letter in our capacity as Facility Agent under the Facilities Agreement. Terms defined in the Facilities Agreement have the same meaning when used in this letter. This letter is designated a Finance Document.

We refer to the Facilities Agreement and the consent request of the Company dated May [•], 2008 (the “Consent Request”).

We confirm that the Majority Lenders have agreed to the requests set forth in the Consent Request, and therefore, pursuant to the authority granted to the Facility Agent by Clause 26.1 (a) of the Facilities Agreement, we agree that such consents, confirmations and amendments are hereby granted or effected (as applicable).

From the date of this letter, the Facilities Agreement and this letter will be read and construed as one document.

Except as otherwise provided in this letter, the Finance Documents remain in full force and effect.

Except to the extent expressly waived in this letter, no waiver of any provision of any Finance Document is given by the terms of this letter and the Finance Parties expressly reserve all their rights and remedies in respect of any breach of, or other Default under, the Finance Documents.

For and on behalf of BNP Paribas as Facility Agent